July 2, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	H. Christopher Owings
Assistant Director

Re:	Fuqi International, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed February 14, 2007
File No. 0-52383

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2006 and as amended by Amendment No. 1 on Form 10/A on February 14, 2007 (“Amendment No. 1”) . Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated March 2, 2007. Please note that the Company is also filing simultaneously a Registration Statement on Form S-1 (the “Form S-1”). Based on the filing of the Form S-1, the Company has incorporated by reference to the Form S-1 the disclosures required in Amendment No. 2. As such, the following responses to the Staff’s comment letter reference the page numbers, information and edits as they are contained in the Form S-1. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 2 which includes a copy of the Form S-1 filed as Exhibit 99.1 to Amendment No. 2.

Manufacturing, page 50

1.
Comment: We note your response to comment 5 in our letter dated January 26, 2007 and that ISO accreditation is an international standard of quality. Please further explain the significance of ISO 9001 accreditation. What level of quality does it represent?

Response: We respectfully note your comment and have revised the section to further explain the significance of ISO 9001 accreditation. Additionally, we have included our recent ISO 14000 accreditation, and explained the significance of such accreditation.

Our Strategies - Expand existing and new product offerings, page 48

2.	Comment: We note your response to comment 7 in our letter dated January 26, 2007. It does not appear you addressed the following questions which were included in that comment:

•	Considering it would appear that you offer a wide variety of product styles, do you plan to offer all of these in your retail stores?

H. Christopher Owings
July 2, 2007

•	Are there any limitations upon what you may sell in the retail market as compared to what you sell to your wholesale clients?

Please revise.

Response: We respectfully note your comment and have revised the section to respond to your questions.

3.
Comment: You indicate that during 2007, you intend to open 15 retail stores in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu. It is unclear why you do not also discuss the acquisition of department store counters you refer to under Liquidity and Capital Resources, Please advise or revise.

Response: We respectfully note your comment and have revised the Liquidity and Capital Resources section to discuss the acquisition of department store counters.

Liquidity and Capital Resources, page 37

4.
Comment: You indicate you intend to acquire two retail stores and 20 department store counters in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu. In 2007, you plan to acquire another 6 to 7 stores and 70 to 80 counters while opening 3 to 4 stores and 20 to 30 counters yourself. Given your disclosure under Business and Growth Strategy, it is unclear how many retail stores and department store counters you intend to acquire and how many you plan to open yourself Please clarify.

Response: We respectfully note your comment and have revised the Liquidity and Capital Resources section to reconcile that section with other sections in the Form S-1 that discuss the acquisition or opening of retail stores and department store counters.

5.
Comment: Please explain in further detail how you will accomplish the 15 store expansion you refer to under Business and Growth Strategy. It is not clear how this will happen in 2007. For example, you do not indicate the current status of negotiations except that you are "attempting" to negotiate. You do not discuss staff availability and training or development of the site, etc. Please revise.

Response: We respectfully note your comment and have revised the Liquidity and Capital Resources section to discuss the acquisition of department store counters.

Item 6_ Executive Compensation, page 59

6.
Comment: In the third paragraph you indicate once or soon after you have become a company with securities publicly traded in the United States, you intend to substantially increase the annual compensation of your Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Please clarify whether prior to those increases your Board will establish a compensation committee that will develop a compensation program for your executive officers for fiscal 2007 and beyond to achieve the objectives you describe. If not, please discuss the reason(s) for such action and the methods to be used in determining the increases.

H. Christopher Owings
July 2, 2007

Response: We respectfully note your comment and have revised the Executive Compensation section accordingly.

7.	Comment: It is not clear whether your executive compensation disclosure includes persons described in Item 402(a)(3)(iv) of Regulation S-K. Please advise or revise.

Response: We respectfully note your comment and have revised the Executive Compensation section accordingly.

Financial Statements, page F-1

8.
Comment: We have considered your response to part (f) of comment 32 in our letter dated January 26, 2007. However, based on the substance of the transactions, the guidance in SAB Topics 4:G and 4:E, as well as your past practice of relieving significant portions of the advances made to your principal stockholder through the issuance of dividends, it appears that the advances to and related repayments from your principal stockholder are equivalent to capital distributions and contributions that should be accounted for as such. Thus, please revise your balance sheets and statements of cash flows accordingly. With respect to the balance sheets, we expect that the due from stockholder account will be reflected as a separate contra-equity line item within the equity section. To the extent the contra-equity account is relieved via dividends rather than cash, we expect such dividends to be treated as a reduction of retained earnings in the period of the dividend. With respect to the revised statements of cash flows, we expect such advances/capital distributions and related repayments/capital contributions to be classified as financing activities, in accordance with the guidance in SFAS 95. If you continue to believe your current accounting and financial statement presentation is more appropriate, please advise us in detail as to the basis for your position.

Response: We respectfully note your comment and supplementally clarify the grounds of our belief in our current accounting and financial statement presentation being appropriate in the following responses.

With regards to SAB Topic 4:G, we believe that the guidance is not applicable to our presentation for the following reasons:

a.
According to the Chapter IX of the Company Law of the People's Republic of China (“PRC”) and Chapter V of the Regulations of the People's Republic of China on Administration of Registration of Companies, all companies registered in China are not allowed to alter the amount of paid up capital without the prior approval and re-registration from local branch of State Administration of Industry and Commence. The complicated legal requirements discourage and disallow the principle shareholder to withdraw capital from the Company.

b.
The high frequencies of advances to and receipts from the principal stockholder demonstrate lack of intent to permanently withdraw cash from the Company by the principal shareholder. On average, the frequencies of the advances were about 5 times per month while the frequencies of repayment were about the same. The principal stockholder, on average, returned the whole or part of the amounts to the Company within 5 days after each advance.

c.
Information disclosed in Statements of Cash Flow and Note under “Related Party Transactions” of the audited financial statements demonstrates that, during the year ended December 31, 2005, the gross advances were $90 million and repayments were $75 million while the dividends declared were only $5.4 million, or 7% of the total gross cash repayments. During the year ended December 31, 2006, total gross advances were $52 million and repayments were $58 million while dividends declared were $2.7 million, or 5% of total gross cash repayments. The instances of advances being offset by the dividend are relatively insignificant and are infrequent as compared to cash repayments.

H. Christopher Owings
July 2, 2007

With regard to SAB Topic 4:E, we believe that our presentation is in accordance with the guidance under the grounds that:

a.	Prior to the publication of the financial statements, the receivable was fully paid in cash.
b.
As stated in the previous paragraph, the PRC Law strictly prohibits owners of the companies withdrawing capital once the capital amount has been registered with the government. These advances therefore should not be viewed as transactions involving the Company’s capital stock as the Company did not have an intent of reducing it’s registered and paid up capital.

Based on the actual transaction information with reference to the Topic 4:G and 4:E, we believed that our presentation was appropriate.

Report of Independent Registered Accounting Firm, page F-2

9.
Comment: We have reviewed your response to comment 36 in our letter dated January 26, 2007. Please verify for us in writing that the Hong Kong office of Stonefield Josephson, Inc. is not a separate legal entity. If the Hong Kong office is a separate legal entity, we will have further comment.

Response: We respectfully note your comment and supplementally clarify that the Hong Kong office of Stonefield Josephson is not registered as a separate legal entity under the Companies Ordinance [Chapter 32] of Hong Kong. The office was registered as “a branch office” of an overseas company under Part XI of the Companies Ordinance and is not considered a separate legal entity.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:   YuKwai Chong, Fuqi International, Inc.